Exhibit 99.1

Vermilion Energy Trust Announces First Quarter Results for the Three Month Period Ended March 31, 2010

CALGARY, Alberta--(BUSINESS WIRE)--May 7, 2010--Vermilion Energy Trust (“Vermilion” or the “Trust”) (TSX – VET.UN) is pleased to report interim operating and unaudited financial results as at and for the three month period ended March 31, 2010.

First Quarter Highlights:

  Recorded production of 30,184 boe/d, slightly higher than the 30,016 boe/d recorded in the fourth quarter of 2009. Production from the 2009 Netherlands gas drilling program and the 2010 Cardium light oil program will begin to have a positive impact starting in the second quarter of 2010.
  Generated fund flows from operations for the first quarter of 2010 of $78.4 million ($0.90 per trust unit), as compared to $94.0 million ($1.18 per trust unit) in the fourth quarter of 2009. Fourth quarter 2009 fund flows were comparatively higher due to elevated sales from crude inventories in Australia representing approximately $5 million of additional fund flows. In addition, cash taxes in the first quarter of 2010 were approximately $6 million higher than the previous quarter.
  Launched a Cardium, light oil drilling program in Canada. Vermilion drilled five wells and completed three with the remaining two wells to be completed after break-up. The first three wells were tied into a new pipeline in mid-April and initial results are encouraging. Vermilion intends to release full results from the first three wells in early June once stabilized initial flow rates have been established. Vermilion continued to build on its Cardium land position through Crown and private land acquisitions.
  Completed the De Hoeve-1 exploration well in the Netherlands that tested in excess of 20 mmcf/d. This well was part of a four-well program in the Netherlands that is expected to generate in excess of 4,000 boe/d of combined production net to Vermilion. Two of these wells have now been placed on production and should add approximately 2,000 boe/d net to Vermilion in 2010, with the remaining two wells scheduled to commence production by mid-2011.
  Drilled five tight gas wells in Drayton Valley, two of which are on production with the remaining three awaiting completion or tie in. Volume additions from the two producing wells, including one non-operated horizontal well, is approximately 930 boe/d (470 boe/d net).
  Total capital spending of $120 million in the first quarter of 2010 included approximately $40 million of increased capital spending in Canada to capture additional lands in the prime Cardium and tight gas fairways in the Drayton Valley region, further enhancing Vermilion’s inventory of opportunities on these plays.
  Net debt increased by approximately $81 million in the quarter to $201 million for the period ending March 31, 2010 and represents approximately 0.6 times annualized first quarter fund flows from operations.
  Generated a positive total return to investors of 10.9% for the quarter ending March 31, 2010 compared to a peer group average of 5.5%.

Annual General Meeting Webcast

As Vermilion’s Annual General Meeting is being held today, May 7, 2010 at 10:00 AM MST at the Metropolitan Centre in the Ballroom, there will not be a first quarter conference call, however, the Annual Meeting will be webcast after the conclusion of the formal part of the Annual Meeting. Please visit http://www.vermilionenergy.com/ir/eventspresentations.cfm to view the webcast which will commence at approximately 10:15 AM MST.

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to:

  capital expenditures;
  business strategy and objectives;
  reserve quantities and the discounted present value of future net cash flows from such reserves;
  net revenue;
  future production levels;
  exploration plans;
  development plans;
  acquisition and disposition plans and the timing thereof;
  operating and other costs;
  royalty rates and the expected impact of changes thereto on Vermilion;
  the timing of Vermilion’s proposed conversion to a corporation and proposed dividend policy and the anticipated implications of such conversion to Vermilion or its Unitholders;
  Vermilion's additional future payment in connection with the Corrib acquisition;
  the timing of first commercial gas from the Corrib field;
  the decision of the Corrib joint venture consortium to drill an exploratory well at the Corrib field and the timing thereof; and
  estimate of Vermilion’s share of the expected gas rates from the Corrib field.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

  the ability of the Trust to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
  the ability of the Trust to market oil and natural gas successfully to current and new customers;
  the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
  the timely receipt of required regulatory approvals;
  the ability of the Trust to obtain financing on acceptable terms;
  currency, exchange and interest rates; and
  future oil and gas prices.

Although the Trust believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Trust can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Trust and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

  the ability of management to execute its business plan;
  the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
  risks and uncertainties involving geology of oil and gas deposits;
  risks inherent in the Trust's marketing operations, including credit risk;
  the uncertainty of reserves estimates and reserves life;
  the uncertainty of estimates and projections relating to production, costs and expenses;
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
  the Trust's ability to enter into or renew leases;
  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
  health, safety and environmental risks;
  uncertainties as to the availability and cost of financing;
  the ability of the Trust to add production and reserves through development and exploration activities;
  general economic and business conditions;
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
  uncertainty in amounts and timing of royalty payments;
  risks associated with existing and potential future law suits and regulatory actions against the Trust; and
  other risks and uncertainties described elsewhere in this document or in the Trust's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

HIGHLIGHTS

	Three Months Ended
	Mar 31,	Dec 31,
Financial ($M CDN except unit and per unit amounts)	2010	2009
Petroleum and natural gas revenue	$169,581	$180,544
Fund flows from operations	78,361	94,020
Per unit, adjusted basic [1]	0.90	1.18
Capital expenditures	119,896	75,458
Acquisitions, including acquired working capital deficiency	2,897	16,914
Net debt	200,977	120,400
Reclamation fund contributions or withdrawals and asset retirement costs incurred	-	4,854
Cash distributions per unit	0.57	0.57
Distributions declared	45,528	45,019
Less DRIP	(7,380)	-
Net distributions	38,148	45,019
% of fund flows from operations distributed, gross	58%	48%
% of fund flows from operations distributed, net	49%	48%
Total net distributions, capital expenditures, reclamation fund contributions or withdrawals and asset retirement costs incurred
	$158,044	$125,331
% of fund flows from operations	202%	133%
% of fund flows from operations (excluding capital expenditures on the Corrib project)	181%	109%
Trust units outstanding [1]
Adjusted basic	87,747,560	86,742,289
Diluted	89,110,813	88,239,711
Weighted average trust units outstanding [1]
Adjusted basic	87,048,998	79,685,037
Diluted	87,851,115	80,569,607
Unit trading
High	$35.81	$32.71
Low	$31.57	$28.53
Close	$35.39	$32.42
Operations
Production
Crude oil (bbls/d)	17,006	17,403
Natural gas liquids (bbls/d)	1,695	1,472
Natural gas (mcf/d)	68,899	66,848
Boe/d (6:1)	30,184	30,016
Average reference price
WTI (US $/bbl)	$78.72	$76.19
Brent (US $/bbl)	76.24	74.56
AECO ($/mcf)	4.95	4.50
Netherlands reference (Euro/GJ)	4.62	4.82
Foreign exchange rate (US $/CDN $)	0.96	0.95
Foreign exchange rate (Euro/CDN $)	0.69	0.64
Average selling price
Crude oil and NGLs ($/bbl)	79.30	84.52
Natural gas ($/mcf)	5.82	5.49
Netbacks per boe (6:1)
Operating netback	36.60	37.67
Fund flows netback	28.84	34.04
Operating costs	$13.38	$13.35
[1]	Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under MD&A section for further discussion.

OUTLOOK

Vermilion has developed a strategic plan to deliver its stated growth target of 5% organically through the development of the existing asset base. The Board of Directors has approved a $100 million increase to the 2010 capital program to $450 million, with the additional expenditures focused on increasing Vermilion’s land position in the Drayton Valley region of western Canada. This region will serve as a principle driver of growth through the development of Cardium light oil and liquids-rich gas opportunities. A further platform for growth will be natural gas exploration and development in the Netherlands. Each of these programs carries a ten year inventory of drilling prospects that is expected to deliver meaningful production growth for the next several years. Ongoing development of oil reserves in the Wandoo field offshore Australia and a steady program of modest drilling and workovers for light oil in France are anticipated to hold production from these countries relatively stable. The onset of production from the Corrib natural gas project in Ireland, which is currently targeting first-gas at the end of 2012, will provide a significant boost to production volumes of between 25% and 30% and should provide relatively stable production for two to four years after start up.

Assuming a reasonably stable commodity price environment, Vermilion’s strong financial position should enable the achievement of these targets without the need for additional equity. Financial leverage is expected to increase to levels more in-line with industry averages over the period leading up to first-gas at Corrib, however, Vermilion’s balance sheet will be de-levered once production from the Corrib field begins.

Vermilion is planning to convert to a corporation on September 1, 2010 and expects to maintain the same level of distributions in the form of a dividend payout. Taxable investors in Canada will benefit from a reduced tax rate on their payments, while U.S. holders in qualified savings plans are expected to be sheltered from the 15% withholding tax that currently applies to distributions.

Operations in Canada will focus on Cardium light oil and liquids-rich natural gas development. Vermilion plans to drill 15 net Cardium light oil horizontal wells in 2010, and has an inventory of more than 400 net locations in the prime Cardium fairway. The drilling program is expected to increase to between 25 to 30 wells in 2011. These wells are expected to add approximately 150 boe/d average first year production and an estimated 200 mboe of reserves per well. The liquids-rich gas well program will see nine wells (6 net) drilled in 2010 including four horizontal wells (2.5 net). These wells are targeting formations that deliver between 45 and 55 barrels of high value liquids per million cubic feet of gas production supporting economic drilling at current gas prices levels. However, considering the general weakness in natural gas prices in North America, and Vermilion’s strong exposure to other higher return opportunities, the program for the current year will remain fairly modest. With an inventory of more than 120 net locations identified for horizontal drilling, development of these opportunities will be paced to take advantage of periods of strength in natural gas prices in North America.

In the Netherlands, Vermilion enjoys natural gas prices that are nearly double those received in North America and has a portfolio of more than 30 high-impact drilling opportunities. A recently completed four-well drilling program yielded incremental production of approximately 4,000 boe/d, half of which is now tied into production facilities, with the remainder to be placed on production by the third quarter of 2011 once regulatory approvals are completed and the wells are tied into production facilities. Vermilion has submitted for approval 16 new locations with plans to drill four to six additional wells in 2011.

Vermilion plans to drill three multi-lateral wells in the Australia Wandoo field in the second half of 2010 effectively placing new lateral wellbores into portions of the reservoir believed to contain oil that would not likely be recovered from the existing wellbores. The three wells are expected to be completed at a significantly lower cost than the two wells drilled in 2008, and are anticipated to yield between 1,500 and 2,000 boe/d of combined initial production commencing in late 2010.

An ongoing workover and recompletion program in France is expected to maintain stable production volumes and we continue to review long-term growth opportunities related to improving recoveries from the four large oil fields that Vermilion operates in the country. Vermilion is also beginning to review the applicability of North American drilling and completion technologies to both shale oil and tight gas reservoirs that have been identified on its lands.

In Ireland, a new proposal for the location of the onshore pipeline to connect the Corrib field to onshore processing facilities will be submitted to the local planning board in May. The new proposal addresses concerns expressed by the local planning board including safety and the potential disruption of local residents. We are optimistic that the new proposal will clear all necessary regulatory hurdles.

Vermilion continues to review acquisition opportunities within its core operating areas of Canada, Western Europe and Australia, but does not require an acquisition to meet its growth targets.

The management and employees of Vermilion are excited about the prospects for future growth and continue to strive toward delivering optimal returns for investors and superior rewards for all its stakeholders. Vermilion was recently recognized as one of the top 25 Best Workplaces in Canada as compiled by the Great Place to Work® Institute, and was similarly recognized as one of the top 15 Best Workplaces in France. This reflects Vermilion’s exceptionally high level of commitment to exceeding the superior standards set for the company and the quality and dedication of the employees.

Vermilion targets the delivery of steady per trust unit reserves and production growth on an annual basis which, combined with an attractive distribution (dividend post September 1, 2010) is anticipated to provide investors with attractive total returns. In the near and medium term, management believes these objectives will be reached or exceeded, particularly given the significant impact on production and fund flows from operations anticipated from the Corrib project.

The management and directors of Vermilion continue to control approximately 9% of the outstanding trust units and exchangeable shares, remaining well aligned with the interest of all stakeholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) dated May 5, 2010 of Vermilion’s operating and financial results as at and for the three month period ended March 31, 2010 compared with the corresponding period in the prior year. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2010 and the Trust’s audited consolidated financial statements for the years ended December 31, 2009 and 2008, together with accompanying notes, as contained in the Trust’s 2009 Annual Report.

The financial data contained within this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP” or “Canadian GAAP”) and are reported in Canadian dollars, unless otherwise stated.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein. These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred. Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the Trust’s ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust’s ability to generate cash that is not subject to short-term movements in operating working capital. The most directly comparable GAAP measure is cash flows from operating activities. Cash flows from operating activities as presented in the Trust’s consolidated statements of cash flows is reconciled to fund flows from operations below:

	Three Months Ended
($M)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Cash flows from operating activities	$80,237	$84,184	$54,684
Changes in non-cash operating working capital	(1,876)	4,982	11,075
Asset retirement costs incurred	-	4,854	2,651
Fund flows from operations	$78,361	$94,020	$68,410

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisition of petroleum and natural gas properties” and “Corporate acquisition, net of cash acquired” as presented in the Trust’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions. Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition. Acquisitions, including acquired working capital deficiency, is reconciled below:

	Three Months Ended
($M)	Mar 31, 2010	Dec 31, 2009
Acquisition of petroleum and natural gas properties	$2,897	$16,914
Corporate acquisition, net of cash acquired	-	-
Working capital deficiencies acquired from investments and acquisitions (see financial
statement notes for relevant period)	-	-
Acquisitions, including acquired working capital deficiency	$2,897	$16,914

“Net debt” is the sum of long-term debt and working capital excluding the amount due pursuant to acquisition as presented in the Trust’s consolidated balance sheets. Net debt is used by management to analyze the financial position and leverage of the Trust. Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

	As At	As At	As At
($M)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Long-term debt	$205,277	$159,723	$168,255
Current liabilities	217,060	217,563	205,188
Current assets	(221,360)	(256,886)	(140,832)
Net debt	$200,977	$120,400	$232,611

“Cash distributions per unit” represents actual cash distributions paid per trust unit by the Trust during the relevant periods.

“Net distributions” is calculated as distributions declared for a given period less proceeds received by the Trust pursuant to the Distribution Reinvestment Plan (“DRIP”). Distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions. Net distributions is reconciled below to distributions declared, the most directly comparable GAAP measure:

	Three Months Ended
($M)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Distributions declared	$45,528	$45,019	$40,173
Issue of trust units pursuant to the DRIP	(7,380)	-	-
Net distributions	$38,148	$45,019	$40,173

“Total net distributions, capital expenditures, reclamation fund contributions or withdrawals and asset retirement costs incurred” is calculated as net distributions as determined above plus the following amounts for the relevant periods from the Trust’s consolidated statements of cash flows: “Drilling and development of petroleum and natural gas properties”, “Withdrawals from (contributions) to reclamation fund” and “Asset retirement costs incurred.” This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by the Trust that is available to repay debt and fund potential acquisitions. This measure is reconciled to the relevant GAAP measures below:

	Three Months Ended
($M)	Mar 31, 2010	Dec 31, 2009	Mar 31, 2009
Distributions declared	$45,528	$45,019	$40,173
Issue of trust units pursuant to the DRIP	(7,380)	-	-
Drilling and development of petroleum and natural gas properties	119,896	75,458	39,918
Withdrawals from (contributions to) to reclamation fund	-	-	-
Asset retirement costs incurred	-	4,854	2,651
	$158,044	$125,331	$82,742

“Netbacks” are per unit of production measures used in operational and capital allocation decisions.

“Adjusted basic trust units outstanding” and “Adjusted basic weighted average trust units outstanding” are used in the per unit calculations on the Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio. As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only in diluted per unit statistics provides meaningful information.

“Diluted trust units outstanding” is the sum of “Adjusted basic trust units outstanding” as described above plus outstanding awards under the Trust’s Unit Rights Incentive Plan and the Trust Unit Award Incentive Plan, based on current performance factor estimates.

These measures are reconciled to the relevant GAAP measures below:

	Three Months Ended
	Mar 31, 2010	Dec 31, 2009
Basic weighted average trust units outstanding	79,710,068	72,405,606
Trust units issuable pursuant to exchangeable shares outstanding	7,338,930	7,279,431
Adjusted basic weighted average trust units outstanding	87,048,998	79,685,037

	Three Months Ended
	Mar 31, 2010	Dec 31, 2009
Trust units outstanding	80,409,833	79,523,028
Trust units issuable pursuant to exchangeable shares outstanding	7,337,727	7,219,261
Adjusted basic trust units outstanding	87,747,560	86,742,289
Potential trust units issuable pursuant to unit compensation plans	1,363,253	1,497,422
Diluted trust units outstanding	89,110,813	88,239,711

OPERATIONAL ACTIVITIES

Canada

In Canada, Vermilion participated in the drilling of 23 wells (19.9 net) during the first quarter of 2010. Activities included the drilling of five gas wells (3 net) with two coming on production late in the quarter. Five Cardium oil wells (5 net) were drilled during the quarter of which three were completed and subsequently tied-in after the end of the first quarter. The remaining two Cardium oil wells were awaiting completion following spring break-up. The remaining 13 wells (12 net) were CBM wells that were drilled to take advantage of drilling credits available during the period.

France

In France, Vermilion initiated drilling of the Les Mimosas 2 well in the Aquitaine Basin. Drilling remained in progress at the end of the first quarter of 2010. This well is being drilled to improve the recovery of oil from this single well pool that was discovered in 2004. Vermilion plans to maintain an active workover and recompletion program across its properties in France to hold production relatively flat while it continues preparations for its CO2 injection pilot in 2011 and furthers its evaluation of the Lias shale and other resource plays in the region with a view to potential commercial production in the years ahead.

Netherlands

In the Netherlands, Vermilion completed the De Hoeve-1 exploration well, which tested at gross rates of more than 20 mmcf/d. Vermilion continued to work towards receipt of permitting and regulatory approvals in anticipation of a four to six well drilling program to be initiated in 2011. Further work also continued with respect to identification and delineation of further drilling prospects in the region. Two of the four highly successful wells drilled as part of the 2009 drilling program were initially brought on at restricted rates late in the first quarter and are now producing in excess of 2,000 boe/d with the remaining two wells targeted for first production in the third quarter of 2011.

Australia

Vermilion continued preparations to drill three wells in the Wandoo Field in the third quarter of 2010 based on the continued strong performance of the two wells drilled in December 2008.

PRODUCTION

Average production in Canada during the first quarter of 2010 was 11,514 boe/d comprised of 3,682 bbls/d of oil and NGLs and 47.0 mmcf/d of natural gas compared to 12,008 boe/d, comprised of 3,744 bbls/d of oil and NGLs and 49.6 mmcf/d of natural gas, during the comparable quarter in 2009. The year over year decrease of 4.1% was largely attributable to a continuing reduction in natural gas sales and production additions due to weak North American natural gas prices. This compares with a 4.5% increase from 11,021 boe/d in the fourth quarter 2009, comprised of 3,510 bbls/d of oil and NGLs and 45.1 mmcf/d of natural gas. The increase primarily reflected the tie-in of production related to our fourth quarter 2009 drilling activities. Canadian production is expected to increase in 2010 with the acceleration of Vermilion’s resource related development activity.

Production in France averaged 8,057 boe/d in the first quarter of 2010, 4% lower than average first quarter 2009 and fourth quarter 2009 production of 8,395 boe/d and 8,407 boe/d, respectively. The year over year and quarter over quarter decreases were largely attributable to a minor outage experienced during the first quarter of 2010. France production is expected to decrease marginally in 2010 due to natural production declines offset to some extent by continuing workover and recompletion activities.

Production in the Netherlands averaged 3,519 boe/d in the first quarter of 2010. This represents a year over year decrease of 10.6% versus 3,936 boe/d in the first quarter of 2009, and a quarter over quarter increase of 1.6% versus 3,464 boe/d during the fourth quarter of 2009. The year over year decrease reflects natural production declines while the quarter over quarter increase reflects the partial impact of production additions from the Middelburen-2 well (drilled in 2009) which was brought on production late in the first quarter of 2010. Netherlands production is expected to increase sharply in the second quarter of 2010 due to the full impact of production additions from both Middelburen-2 and the Middenmeer-3 wells with further gains in 2011 as the Vinkega-1 and De Hoeve-1 wells are brought on stream.

Australia production averaged 7,094 boe/d in the first quarter of 2010, compared to 8,612 boe/d in the first quarter of 2009, a decrease of 17.6% largely attributable to natural production declines on existing wells and a decline from flush production recorded in the first quarter of 2009 in relation to the December 2008 drilling program. This compares to relatively flat production quarter over quarter of 7,124 boe/d in the fourth quarter 2009. Upon success of the 2010 drilling program, it is anticipated that Australian production will increase late in the year as related production is brought on stream.

	Three Months Ended March 31, 2010				Three Months Ended March 31, 2009
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	3,682	46.99	11,514	38	3,744	49.58	12,008	37
France	7,900	0.94	8,057	27	8,223	1.04	8,395	25
Netherlands	25	20.97	3,519	12	24	23.47	3,936	12
Australia	7,094	-	7,094	23	8,612	-	8,612	26
Total Production	18,701	68.90	30,184	100	20,603	74.09	32,951	100

FINANCIAL REVIEW

During the three month period ended March 31, 2010, the Trust generated fund flows from operations of $78.4 million. For the same period in 2009, the Trust generated fund flows from operations of $68.4 million. The year over year increase in fund flows from operations of $10.0 million is primarily the result of increased revenue associated with stronger oil prices partially offset by increases in the Trust’s cost structure. The GAAP measure, cash flows from operating activities similarly increased year over year to $80.2 million for the three month period ended March 31, 2010 versus $54.7 million for the same period in 2009.

During the three month period ended March 31, 2010, the price of WTI crude oil averaged US $78.72 per bbl (three month period ended March 31, 2009, US $43.08 per bbl). For the three month period ended March 31, 2010, the AECO price for gas averaged $4.95 per mcf (three month period ended March 31, 2009, $4.92 per mcf).

The Trust’s net debt was $201.0 million at March 31, 2010 (December 31, 2009 - $120.4 million) representing 64.1% of first quarter annualized fund flows from operations. The Trust’s long-term debt at March 31, 2010 was $205.3 million (December 31, 2009 - $159.7 million). These quarter over quarter increases are a function of Vermilion’s significant Canadian land acquisitions during the first quarter of 2010.

For the three month period ended March 31, 2010, total net distributions, capital expenditures (excluding those on the Corrib project), reclamation fund contributions or withdrawals and asset retirement costs incurred as a percentage of fund flows from operations was 181.4% (three month period ended March 31, 2009, 121.0%). The year over year increase in this ratio relates to Vermilion’s land acquisition activity during the first quarter of 2010.

CAPITAL EXPENDITURES

Total capital spending, including acquisitions for the three month period ended March 31, 2010 was $122.8 million (three month period ended March 31, 2009, $45.0 million).

Capital spending has increased as a result of significant land acquisitions associated with Vermilion’s focus on Western Canadian resource plays. Post acquisition capital costs on the Corrib project of $15.9 million also contributed to the higher levels of capital spending year over year. These Corrib project costs are primarily related to the completion of the facilities necessary to bring the gas on-stream.

	Three Months Ended
($M)	Mar 31, 2010	Mar 31, 2009
Land	$51,048	$1,461
Seismic	1,429	474
Drilling and completion	28,276	15,899
Production equipment and facilities	24,632	9,687
Recompletions	6,633	4,931
Other	7,878	7,466
	119,896	39,918
Acquisitions (excluding acquired working capital deficiency)	2,897	5,046
Total	$122,793	$44,964

REVENUE

Revenue for the three month period ended March 31, 2010 was $169.6 million (three month period ended March 31, 2009, $146.2 million).

Vermilion’s combined crude oil and NGLs price was $79.30 per boe in the first quarter of 2010, an increase of 53.2% over the $51.76 per boe reported in the first quarter of 2009. The realized natural gas price was $5.82 per mcf in the first quarter of 2010, compared to $7.54 per mcf in the first quarter of 2009, a 22.8% decrease year over year. Although Canadian gas prices were relatively stable, Vermilion’s realized price for gas in the Netherlands decreased from $12.21 per mcf in the first quarter of 2009 to $6.49 per mcf in the first quarter of 2010 as a result of the delayed impact of historical commodity prices in the Netherlands gas pricing formula, as well as annual modifications to that formula and the strengthening of the Canadian dollar relative to the Euro. Vermilion’s higher revenue year over year was primarily driven by stronger oil prices in the first quarter of 2010 versus 2009.

	Three Months Ended
($M except per boe and per mcf)	Mar 31, 2010	Mar 31, 2009
Crude oil & NGLs	$133,465	$95,985
Per boe	79.30	51.76
Natural gas	36,116	50,251
Per mcf	5.82	7.54
Petroleum and natural gas revenue	$169,581	$146,236
Per boe	$62.43	$49.31

The following table summarizes Vermilion’s ending inventory positions for France and Australia for the most recent four quarters:

	As at	As at	As at	As at
	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009
France (bbls)	179,404	167,962	147,043	151,488
France ($M)	$5,448	$5,068	$4,459	$4,706
Australia (bbls)	61	5,387	246,311	137,518
Australia ($M)	$2	$167	$7,499	$4,143

DERIVATIVE INSTRUMENTS

Vermilion manages a component of its risk exposure through commodity and currency economic hedging strategies. Vermilion had the following financial derivatives in place at March 31, 2010:

Risk Management: Oil	Funded Cost	bbls/d	US $/bbl
Collar - WTI
April 2010 - October 2010	US $0.00/bbl	750	$ 72.00 - $ 95.00
2010	US $0.00/bbl	750	$ 72.00 - $ 95.00
2010	US $0.00/bbl	1,500	$ 70.00 - $ 97.80
2010	US $1.00/bbl	1,500	$ 72.00 - $ 99.00
2010	US $1.00/bbl	1,500	$ 72.00 - $100.65
2010	US $1.50/bbl	750	$ 70.00 - $ 97.40
2010	US $1.50/bbl	750	$ 69.00 - $ 90.15
Call Spread - BRENT
2010	US $4.94/bbl	1,100	$ 65.00 - $ 85.00
2011	US $6.08/bbl	960	$ 65.00 - $ 85.00
2010	US $5.64/bbl	700	$ 65.00 - $ 85.00
2011	US $5.15/bbl	600	$ 65.00 - $ 85.00

Risk Management: Natural Gas	Funded Cost	GJ/d	$/GJ
SWAP - AECO
April 2010 - October 2010	$0.00/GJ	5,000	$ 5.28
April 2010 - October 2010	$0.00/GJ	5,000	$ 5.30
January 2010 - October 2011	$0.00/GJ	700	$ 5.13
Put - AECO
April 2010 - October 2010	$0.35/GJ	10,000	$ 4.50

The impact of Vermilion’s economic hedging program increased the fund flows netback for the three months ended March 31, 2010 by $0.45 per boe. This compares to an increase of $0.75 per boe in the funds flows netback for the three months ended March 31, 2009.

ROYALTIES

Consolidated royalties for the three month period ended March 31, 2010 were $10.34 per boe compared to $7.32 per boe in the first quarter of 2009. As a percent of revenue for the three month period ended March 31, 2010, royalties were 16.6% as compared to 14.8% in the first quarter of 2009.

In Australia, royalties, as a percentage of revenue for the three month period ended March 31, 2010 were 28.2% (three month period ended March 31, 2009, 25.6%). The year over year increase is attributable to the impact of higher commodity pricing in the royalty formula.

In Canada, royalties as a percent of revenue for the three month period ended March 31, 2010 were 19.5% (three month period ended March 31, 2009, 16.8%). The year over year increase is attributable to the impact of higher commodity prices in 2010 versus the same period in 2009.

In France, a portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices. Accordingly, as commodity prices were higher for the three month period ended March 31, 2010 compared to the same period in 2009, royalties, as a percent of revenue, decreased to 6.7% from 10.2% year over year.

Production in the Netherlands is not subject to royalties.

	Three Months Ended
($M except per boe and per mcf)	Mar 31, 2010	Mar 31, 2009
Crude oil & NGLs	$25,006	$18,234
Per boe	14.86	9.83
Natural gas	3,091	3,466
Per mcf	0.50	0.52
Royalties	$28,097	$21,700
Per boe	$10.34	$7.32

In March 2010, the Alberta government amended its resource royalty structure by making permanent the current maximum 5% front end rate on natural gas and conventional oil wells. Vermilion expects to benefit from this change as it increases its level of Canadian drilling activity over the next few years.

OPERATING COSTS

Consolidated operating costs for the three month period ended March 31, 2010 were $13.38 per boe (three month period ended March 31, 2009, $11.52 per boe). Canadian operating costs decreased to $9.48 per boe for the first quarter of 2010 as compared $10.38 per boe for the same period in the prior year as a result of lower gas processing costs, higher operating fee income and the timing of well intervention work.

Operating costs in France increased for the three month period ended March 31, 2010 to $14.97 per boe compared to $12.81 per boe in the first quarter of 2009 as a result of higher levels of downhole maintenance spending.

Australian operating costs increased to $17.84 per boe for the three month period ended March 31, 2010 compared to $10.30 per boe for the first quarter of 2009. The increase is attributable to higher planned maintenance costs related to replacing a bearing on the platform’s CALM buoy coupled with lower production levels.

In the Netherlands, operating costs decreased to $13.47 per boe for the three month period ended March 31, 2010 as compared to $14.94 per boe for the same period in the prior year due to lower fuel and electricity costs during the first quarter of 2010.

	Three Months Ended
($M except per boe and per mcf)	Mar 31, 2010	Mar 31, 2009
Crude oil & NGLs	$25,324	$21,320
Per boe	15.05	11.50
Natural gas	11,011	12,847
Per mcf	1.78	1.93
Operating	$36,335	$34,167
Per boe	$13.38	$11.52

TRANSPORTATION

Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. In France, the majority of Vermilion’s transportation costs are made up of shipping charges incurred in the Aquitaine Basin where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery. In Australia, oil is sold at the Wandoo B platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

Transportation costs increased during the first quarter of 2010 compared to the same period in the prior year as a result of ship or pay pipeline tariff charges included in the 2010 results related to the Corrib project. As there is a ceiling on the total tariff payments due in relation to the pipeline, these costs essentially represent a prepayment for future pipeline transportation services.

	Three Months Ended
($M except per boe)	Mar 31, 2010	Mar 31, 2009
Transportation	$6,949	$4,351
Per boe	$2.56	$1.47

GENERAL AND ADMINISTRATION EXPENSES

General and administration expense for the three month period ended March 31, 2010 was $3.74 per boe (three month period ended March 31, 2009, $2.29 per boe). The increase per boe from 2009 is associated with an overall increase in employee related costs, higher legal and advisory fees associated with a restructuring of Vermilion’s international holding companies that will result in a more efficient corporate structure and lower production year over year. In addition, in preparation for Vermilion’s transition to IFRS reporting, we have elected to expense certain general and administrative related costs that were previously capitalized.

	Three Months Ended
($M except per boe)	Mar 31, 2010	Mar 31, 2009
General and administration	$10,153	$6,786
Per boe	$3.74	$2.29

UNIT BASED COMPENSATION EXPENSE

Non-cash unit based compensation expense for the three month period ended March 31, 2010 was $5.3 million (three month period ended March 31, 2009, $4.4 million). This expense relates to the value attributable to long-term incentives granted to officers, employees and directors under the Trust Unit Award Incentive Plan and the Trust’s bonus plan.

Total unit based compensation expense has increased on a year over year basis due to the effect of Vermilion’s increased unit price year over year on the Trust’s bonus plan expense coupled with a 2009 change in the grant date of annual awards from March to April which reduced unit based compensation expense in the comparative period.

	Three Months Ended
($M except per boe)	Mar 31, 2010	Mar 31, 2009
Unit based compensation expense	$5,307	$4,364
Per boe	$1.95	$1.47

INTEREST EXPENSE

Interest expense for the three month period ended March 31, 2010 was $3.0 million (three month period ended March 31, 2009 $1.8 million). Interest expense for the year to date period in 2010 has increased from the same period in 2009 despite similar average debt levels, as a result of higher average interest rates and increased facility fees.

	Three Months Ended
($M except per boe)	Mar 31, 2010	Mar 31, 2009
Interest expense	$3,033	$1,779
Per boe	$1.12	$0.60

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses for the three month period ended March 31, 2010 were $21.01 per boe (three month period ended March 31, 2009, $21.22 per boe). Depletion, depreciation and accretion rates per boe remained consistent on a year over year basis.

	Three Months Ended
($M except per boe)	Mar 31, 2010	Mar 31, 2009
Depletion, depreciation and accretion	$57,063	$62,918
Per boe	$21.01	$21.22

TAXES

Vermilion is subject to current taxes in France, the Netherlands and Australia. Current taxes for the three months ended March 31, 2010 increased slightly to $10.0 million as compared to $9.3 million for the same period in the prior year. This increase is mainly attributable to higher revenues year over year related to stronger oil prices.

	Three Months Ended
($M except per boe)	Mar 31, 2010	Mar 31, 2009
Current taxes	$9,973	$9,318
Per boe	$3.67	$3.14

It is Vermilion’s intention to convert from a trust into a corporation effective September 1, 2010, subject to unitholder approval and other required regulatory approvals. Management is completing its analysis to determine the final conversion plan and does not anticipate there will be any adverse tax implications to Vermilion or its unitholders associated with the conversion.

FOREIGN EXCHANGE

For the three month period ended March 31, 2010, a combined realized and unrealized foreign exchange gain of $19.6 million was recorded compared to a gain of $4.5 million in 2009. The combined gain through March 31, 2010 is comprised of a realized gain of $2.1 million associated with cash repatriations and an unrealized, non-cash gain of $17.6 million. The year to date unrealized gain is largely related to the translation to Canadian dollars of foreign currency denominated future income taxes and asset retirement obligations. Since December 31, 2009, the Canadian dollar has strengthened against the Euro resulting in this unrealized gain.

	Three Months Ended
($M except per boe)	Mar 31, 2010	Mar 31, 2009
Foreign exchange (gain)	$(19,645)	$(4,495)
Per boe	$(7.23)	$(1.52)

EARNINGS

Net earnings for the three month period ended March 31, 2010 were $42.5 million or $0.53 per trust unit (three month period ended March 31, 2009, $19.9 million or $0.28 per trust unit). The increase in earnings in 2010 versus 2009 is due to higher revenue associated with stronger oil prices in 2010 as compared to the prior year.

SUMMARY OF QUARTERLY RESULTS

2010		2009				2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Petroleum and natural gas revenue	$169,581	$180,544	$150,183	$162,788	$146,236	$185,329	$245,712	$341,405
Net earnings	$42,508	$122,900	$17,834	$24,880	$19,884	$13,755	$86,949	$102,289
Net earnings per trust unit
Basic	$0.53	$1.60	$0.25	$0.35	$0.28	$0.20	$1.24	$1.47
Diluted	$0.53	$1.59	$0.25	$0.35	$0.28	$0.19	$1.22	$1.44

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at March 31, 2010 was $201.0 million compared to $120.4 million as at December 31, 2009.

As at March 31, 2010, the Trust had syndicated credit facilities allowing for maximum borrowings of $675 million comprised of a revolving facility and an acquisition facility. The revolving period under the revolving credit facility is expected to expire in June 2010 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. The acquisition facility is a non-revolving, non-extendible facility permitting maximum borrowings of $100 million and is expected to mature in June 2010. Various borrowing options are available under the facilities including prime rate based advances and bankers’ acceptance loans.

The credit facilities are secured by various fixed and floating charges against subsidiaries of the Trust. Under the terms of the revolving credit facility, the Trust must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0. The Trust is in compliance with this covenant. Borrowings under the acquisition facility are subject to certain conditions including unanimous approval of all banks in the syndicate.

The amount available to the Trust under these facilities is reduced by outstanding letters of credit associated with the Trust’s operations totalling $5.3 million as at March 31, 2010. Through March 31, 2010, the Trust had not drawn on the acquisition facility.

In December 2009, Vermilion announced it was reinstating the DRIP effective January 15, 2010. Cash flows from financing activities for the three months ended March 31, 2010 included cash flows related to the issuance of trust units pursuant to the DRIP of $7.4 million and there were no proceeds related to the program in 2009.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries. Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure that reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are expected to be incurred.

As at March 31, 2010, the fair value of the reclamation fund was $66.0 million which was comprised of $19.5 million in cash and short term investments and $46.4 million in equity and debt securities. A portion of the cash and short term investments and all of the equity and debt securities are professionally managed by third parties. During the three month period ended March 31, 2010, no contributions or withdrawals were made to or from the reclamation fund.

ASSET RETIREMENT OBLIGATIONS

As at March 31, 2010, Vermilion’s asset retirement obligations were $231.1 million compared to $237.1 million as at December 31, 2009. The decrease is largely attributable to the impact of exchange rates on foreign currency denominated obligations.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.19 per trust unit for the three month period ended March 31, 2010 and declared distributions totalling $45.5 million compared to $40.2 million for the same period in 2009.

Since inception, the Trust has declared $985.4 million in distributions to unitholders as compared to unitholders’ capital of $740.3 million at March 31, 2010.

Sustainability of Distributions

	Three Months Ended	Year Ended	Year Ended	Year Ended
($M)	March 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
Cash flows from operating activities	$80,237	$230,316	$660,135	$349,890
Net earnings	$42,508	$185,498	$229,189	$164,286
Distributions declared	$45,528	$166,385	$158,674	$136,389
Excess of cash flows from operating activities over
cash distributions declared	$34,709	$63,931	$501,461	$213,501
(Shortfall) excess of net earnings over cash
distributions declared	$(3,020)	$19,113	$70,515	$27,897

Excess of cash flows from operating activities over cash distributions declared are used to fund capital expenditures, asset retirement costs, reclamation fund contributions and debt repayments. The current quarter shortfall of net earnings over distributions declared is a result of non-cash charges such as depletion, depreciation and accretion which have no immediate impact on distribution sustainability.

The Trust’s policy with respect to distributions is to be conservative and retain a low payout ratio when comparing distributions to fund flows from operations. During low price commodity cycles, Vermilion will initially maintain distributions and allow the payout ratio to rise. Should the low price cycle remain for an extended period of time, the Trust will evaluate the necessity to change the level of distributions, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Over the next two years, the Corrib project will require a significant capital investment by Vermilion. As such, the Trust’s fund flows from operations may not be sufficient during this period to fund cash distributions, capital expenditures and asset retirement costs. The Trust currently intends to finance any shortfall primarily with debt.

Since Vermilion’s conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until December 2007. Since then, the distribution has remained at $0.19 per unit per month.

UNITHOLDERS’ EQUITY

During the three month period ended March 31, 2010, 886,805 trust units were issued pursuant to the conversion of exchangeable shares, the DRIP and the Trust’s unit based compensation programs. Unitholders’ capital increased by $28.6 million as a result of the issuance of those trust units.

As at May 5, 2010, there were 80,549,754 trust units outstanding.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheets represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represents the net income attributable to the exchangeable shareholders for the period. As the exchangeable shares are converted to trust units, unitholders' capital is increased for the fair value of the trust units issued. As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units.

As at March 31, 2010, there were 4,006,753 exchangeable shares outstanding at an exchange ratio of 1.83134 whereby 7,337,727 trust units would be issuable upon conversion. The exchangeable shares can be redeemed by the shareholder for trust units at any time. All outstanding exchangeable shares must be redeemed on or before January 22, 2013 and Vermilion may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption. Upon converting to a corporation, it is expected that the outstanding exchangeable shares will be converted to common shares of Vermilion at the exchange ratio prevailing at the time of conversion.

RISK MANAGEMENT

Vermilion is exposed to various market and operational risks. For a detailed discussion of these risks, please see Vermilion’s 2009 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating costs include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and goodwill are based on estimates that the Trust expects to realize;
vii.	Unit compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management; and
viii.	The amount recorded as due to the vendor pursuant to the Corrib acquisition is dependent on management’s estimate of the timing of first gas.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and, accordingly, no asset or liability value has been assigned in the balance sheet as of March 31, 2010.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its financial derivatives as prior to entering into a derivative contract Vermilion reviews the creditworthiness of the counterparty.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS TRANSITION (“IFRS”)

Background

Publicly accountable enterprises such as Vermilion must begin to report their financial results under IFRS in 2011. Accordingly, in 2008, Vermilion formed an internal IFRS transition team and retained the services of a large international public accounting firm to advise the Trust in its conversion program. Initially, the transition team focused on completing a scoping diagnostic to determine the areas of significant difference between Canadian GAAP and IFRS and the related reporting and information system issues. Since completing the scoping diagnostic, Vermilion’s transition team has continued to draft accounting research and policy papers which are reviewed by the advising public accounting firm.

Project Status

Vermilion has not yet finalized all of its accounting policies under IFRS as the Trust is actively working with peer entities to select, when appropriate and practicable, consistent accounting policies in an effort to preserve comparability. Vermilion remains focused on the transition to IFRS and the Trust will be ready to prepare financial statements under both Canadian GAAP and IFRS for 2010 to provide for comparative financial statements after the official changeover in 2011. Vermilion is targeting to complete its draft opening IFRS balance sheet by June 2010, however as noted above, it is likely that certain issues will not be ultimately concluded by that time.

Areas of Focus

The following discussion provides additional information on the key areas of focus; however, as certain aspects of the adoption of IFRS in Canada remain uncertain, Vermilion cannot guarantee that this information will not change as the date of transition approaches. The Trust will continue to communicate information in relation to its conversion process as it becomes available.

Accounting for Capital Assets Including Impairment

Vermilion’s transition team is currently determining the Trust’s accounting policies associated with capital assets under IFRS. When appropriate, the Trust is electing to make policy choices that minimize the differences between Vermilion’s capital asset accounting under current Canadian GAAP and IFRS and also that reflect policies which are consistent with our peer entities.

There are still a number of significant differences associated with accounting for capital assets under IFRS versus Canadian GAAP which will impact Vermilion. Under Canadian GAAP’s full-cost accounting, expenditures related to oil and gas assets are aggregated on a country-by-country basis for depletion and impairment testing purposes. Under IFRS, the unit of account for both depletion and impairment testing is significantly smaller and accordingly, non-cash impairments are more likely under IFRS than under Canadian GAAP full-cost accounting.

On July 23, 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards” that greatly reduced the amount of effort required upon transition to IFRS for entities, such as Vermilion, that have historically applied the full-cost method of accounting. Under the amendment, Canadian GAAP full cost pools are allocated to smaller units of account at the transition date of January 1, 2010 based on either reserve volumes or values and, currently, Vermilion intends to rely on this exemption and perform this allocation based on reserve values.

Vermilion’s current accounting systems and processes are capable of accounting for capital assets at the more detailed level required under IFRS.

Functional Currency

Under Canadian GAAP, Vermilion concluded that the functional currency of its foreign operating subsidiaries is the Canadian dollar. As a result of differences in the requirements for functional currency determination, Vermilion has concluded that under IFRS the functional currency of its foreign operating subsidiaries will be their local currencies. As a consequence of this change, gains and losses related to the translation of the financial statements of these subsidiaries will be recorded through the balance sheet and will not impact net income. In addition, the capital asset accounts of Vermilion’s foreign operating subsidiaries will be translated to Canadian dollars at the foreign exchange rates in effect at the balance sheet date whereas presently, these capital asset accounts are translated at historical rates of exchange.

Deferred Income Taxes

Vermilion has been closely monitoring the progress associated with the IASB’s exposure draft to replace International Accounting Standard (“IAS”) 12 “Income Taxes.” In October 2009, the IASB decided it would not proceed with the exposure draft and instead would consider a limited scope project to amend IAS 12. Accordingly, Vermilion is evaluating the differences between the current version of IAS 12 and the relevant Canadian GAAP requirements.

Accounting for Trust Units and Exchangeable Shares

In Canada, units issued by investment trusts such as Vermilion are redeemable by unitholders and under IFRS, unless certain specific criteria are met, redeemable securities cannot be classified as permanent equity. Although Vermilion plans to convert to a corporation prior to the end of 2010, non-equity presentation of Vermilion’s trust units prior to conversion could result in a large increase to the value of Vermilion’s resulting share capital with a corresponding decrease in retained earnings.

Vermilion is currently working with its advising public accounting firm to determine whether or not Vermilion’s trust units qualify for the exemption which would allow the Trust to continue to present its trust units as equity.

Unit Based Compensation

Vermilion is currently assessing the impact of the redemption feature associated with its trust units and the intended corporate conversion on the Trust’s unit based compensation plans.

Asset Retirement Obligations

The basic fundamental premise underlying the accounting for asset retirement obligations is consistent between Canadian GAAP and IFRS, however under the latter, the liability is remeasured at each reporting date using the current risk free interest rate. As the Trust is electing to use the IFRS 1 deemed cost accounting exemption noted above, upon transition Vermilion will recognize its asset retirement obligations at the amounts required under IFRS and will record the difference between those amounts, and the Canadian GAAP values, against retained earnings.

Issues Associated with the Initial Adoption of IFRS

Aside from the IFRS 1 deemed cost accounting exemption, Vermilion has not yet ultimately concluded on what other available exemptions it will take upon transition to IFRS. Presently however, the Trust believes it will apply the IFRS 1 exemptions associated with business combinations and cumulative translation differences related to the change in the functional currency of Vermilion’s operating subsidiaries as described above.

As noted previously, Vermilion has conducted a review of its accounting systems and processes and, as a result of a various upgrades that have been completed over recent years, the Trust’s current systems and processes will accommodate the transition to IFRS.

Vermilion has established internal controls associated with the IFRS transition which include approvals at various stages of the project and the Trust continues to work closely with its advising public accounting firm in relation to the IFRS conversion.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

On February 13, 2008, the Accounting Standards Board (“AcSB”) confirmed that the transition date to IFRS from Canadian GAAP will be January 1, 2011 for publicly accountable enterprises such as Vermilion.

In January 2009, the CICA issued Section 1582 – “Business Combinations”, Section 1601– “Consolidated Financial Statements” and Section 1602 – “Non-controlling Interests”. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners, members or participants. Finally, acquisition costs are not part of the consideration and, with the exception of trust unit issue costs, acquisition-related costs are to be expensed when incurred. Vermilion is currently assessing the potential impact and whether or not it will elect to adopt these standards in advance of the transition to IFRS.

ABBREVIATIONS

bbl(s)	barrel(s)
mbbls	thousand barrels
bbls/d	barrels per day
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
boe	barrels of oil equivalent of natural gas and crude oil on the basis of one boe for six mcf of natural gas
mboe	thousand barrels of oil equivalent
mmboe	million barrels of oil equivalent
boe/d	barrels of oil equivalent per day
CBM	coalbed methane
NGLs	natural gas liquids
GJ/d	Gigajoules per day
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
$M	thousand dollars
$MM	million dollars

NETBACKS (6:1)
	Three Months Ended			Three Months Ended
	March 31, 2010			Mar 31/09
	Oil &	Natural
	NGLs	Gas	Total	Total
Trust Financial Information	$/bbl	$/mcf	$/boe	$/boe
Canada
Price	$74.94	$5.46	$46.25	$ 36.03
Realized hedging gain or loss	-	(0.05)	(0.19)	-
Royalties	(18.92)	(0.73)	(9.04)	(6.04)
Transportation	(1.91)	(0.21)	(1.49)	(1.22)
Operating costs	(10.62)	(1.49)	(9.48)	(10.38)
Operating netback	$43.49	$2.98	$26.05	$ 18.39
France
Price	$78.06	$9.02	$77.60	$ 48.70
Realized hedging gain or loss	1.99	-	1.95	2.92
Royalties	(5.33)	0.09	(5.21)	(4.98)
Transportation	(3.86)	-	(3.78)	(4.01)
Operating costs	(14.65)	(5.19)	(14.97)	(12.81)
Operating netback	$56.21	$3.92	$55.59	$ 29.82
Netherlands
Price	$22.70	$6.49	$38.84	$ 73.03
Operating costs	-	(2.26)	(13.47)	(14.94)
Operating netback	$22.70	$4.23	$25.37	$ 58.09
Australia
Price	$83.14	$-	$83.14	$ 57.58
Royalties	(23.42)	-	(23.42)	(14.72)
Operating costs	(17.84)	-	(17.84)	(10.30)
Operating netback	$41.88	$-	$41.88	$ 32.56
Total Trust
Price	$79.30	$5.82	$62.43	$ 49.31
Realized hedging gain or loss	0.84	(0.03)	0.45	0.75
Royalties	(14.86)	(0.50)	(10.34)	(7.32)
Transportation	(2.01)	(0.58)	(2.56)	(1.47)
Operating costs	(15.05)	(1.78)	(13.38)	(11.52)
Operating netback	$48.22	$2.93	$36.60	$ 29.75
General and administration			(3.74)	(2.29)
Interest			(1.12)	(0.60)
Realized foreign exchange			0.77	(0.65)
Current taxes			(3.67)	(3.14)
Fund flows netback			$28.84	$ 23.07
Depletion, depreciation and accretion			(21.01)	(21.22)
Future income taxes			3.83	6.14
Other income or loss			(0.57)	(0.35)
Unrealized foreign exchange			6.46	2.17
Non-controlling interest – exchangeable shares			(1.43)	(0.65)
Equity in affiliate			-	(0.37)
Unrealized gain or loss on derivative instruments			1.47	(0.60)
Fair value of unit compensation			(1.95)	(1.47)
Earnings netback			$15.64	$ 6.72

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under MD&A section for further discussion.

CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	March 31, 2010	December 31, 2009
ASSETS
Current
Cash and cash equivalents (Note 10)	$53,436	$99,066
Short-term investments	15,815	15,895
Accounts receivable	122,881	117,051
Crude oil inventory	5,450	5,235
Derivative instruments (Note 8)	13,657	8,217
Prepaid expenses and other	10,121	11,422
	221,360	256,886
Derivative instruments (Note 8)	6,381	7,896
Future income taxes	125,862	119,714
Long-term investments	3,611	4,342
Goodwill	19,840	19,840
Reclamation fund (Note 2)	65,977	69,003
Capital assets	1,681,204	1,606,995
	$2,124,235	$2,084,676
LIABILITIES
Current
Accounts payable and accrued liabilities	$187,344	$197,633
Distributions payable to unitholders	15,278	15,109
Derivative instruments (Note 8)	1,706	1,772
Income taxes payable	12,139	2,366
Future income taxes	593	683
	217,060	217,563
Long-term debt (Note 3)	205,277	159,723
Amount due pursuant to acquisition	110,267	111,402
Asset retirement obligations (Note 2)	231,072	237,110
Future income taxes	206,810	218,764
	970,486	944,562
Non-controlling interest - exchangeable shares (Note 5)	104,643	100,824
UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 4)	740,251	711,667
Contributed surplus (Note 4)	18,493	30,413
Retained earnings	290,362	297,210
	1,049,106	1,039,290
	$2,124,235	$2,084,676

CONSOLIDATED STATEMENTS OF EARNINGS, COMPREHENSIVE INCOME AND RETAINED EARNINGS
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT UNIT AND PER UNIT AMOUNTS, UNAUDITED)

	Three Months Ended
	March 31, 2010	March 31, 2009
REVENUE
Petroleum and natural gas revenue	$169,581	$146,236
Royalties	(28,097)	(21,700)
	141,484	124,536
EXPENSES AND OTHER EXPENSE
Operating	36,335	34,167
Transportation	6,949	4,351
Unit based compensation (Note 6)	5,307	4,364
(Gain) on derivative instruments (Note 8)	(5,209)	(428)
Interest	3,033	1,779
General and administration	10,153	6,786
Foreign exchange (gain)	(19,645)	(4,495)
Other expense	1,534	1,042
Depletion, depreciation and accretion	57,063	62,918
	95,520	110,484
EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS	45,964	14,052

INCOME TAXES
Future	(10,400)	(18,194)
Current	9,973	9,318
	(427)	(8,876)
OTHER ITEMS
Non-controlling interest - exchangeable shares (Note 5)	3,883	1,934
Loss related to equity method investment	-	1,110
	3,883	3,044
NET EARNINGS AND COMPREHENSIVE INCOME	42,508	19,884
Retained earnings, beginning of period	297,210	280,959
Distributions declared (Note 4)	(45,528)	(40,173)
Unit-settled distributions on vested unit based awards (Note 4)	(3,828)	(2,862)

RETAINED EARNINGS, END OF PERIOD	$290,362	$257,808

NET EARNINGS PER TRUST UNIT (NOTE 7)
Basic	$0.53	$0.28
Diluted	$0.53	$0.28

WEIGHTED AVERAGE TRUST UNITS OUTSTANDING (NOTE 7)
Basic	79,710,068	70,484,995
Diluted	87,851,115	78,235,513

CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	Three Months Ended
	March 31, 2010	March 31, 2009
OPERATING
Net earnings	$42,508	$19,884
Adjustments:
Depletion, depreciation and accretion	57,063	62,918
Change in unrealized gains and losses and accruals relating to derivative contracts (Note 8)	(3,991)	1,782
Unit based compensation	5,307	4,364
Loss related to equity method investment	-	1,110
Unrealized foreign exchange (gain)	(17,546)	(6,430)
Non-controlling interest - exchangeable shares	3,883	1,934
Change in unrealized gains and losses and accruals included in other expense relating to investments	1,537	1,042
Future income taxes	(10,400)	(18,194)
	78,361	68,410
Asset retirement costs incurred (Note 2)	-	(2,651)
Changes in non-cash operating working capital	1,876	(11,075)
Cash flows from operating activities	80,237	54,684

INVESTING
Drilling and development of petroleum and natural gas properties	(119,896)	(39,918)
Acquisition of petroleum and natural gas properties	(2,897)	(5,046)
Proceeds from short-term investments	80	-
Changes in non-cash investing working capital	(4,229)	(495)
Cash flows used in investing activities	(126,942)	(45,459)

FINANCING
Increase (decrease) in long-term debt	44,999	(30,054)
Issue of trust units for cash	-	232
Issue of trust units pursuant to the distribution reinvestment plan	7,380	-
Cash distributions	(45,359)	(40,025)
Cash flows from (used in) financing activities	7,020	(69,847)
Foreign exchange (loss) on cash held in foreign currencies	(5,945)	(196)

Net change in cash and cash equivalents	(45,630)	(60,818)
Cash and cash equivalents, beginning of period	99,066	67,231
Cash and cash equivalents, end of period	$53,436	$6,413

Supplementary information - cash payments
Interest paid	$2,679	$1,262
Income taxes paid	$200	$10,685

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT UNIT AND PER UNIT AMOUNTS, UNAUDITED)
1.	BASIS OF PRESENTATION

The consolidated financial statements of Vermilion Energy Trust (the “Trust” or “Vermilion”) include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2009. These interim consolidated financial statements do not include all disclosures required in annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2009 included in the Trust’s 2009 Annual Report.

2.	ASSET RETIREMENT OBLIGATIONS AND RECLAMATION FUND

The asset retirement obligations were determined based on the estimated future costs and timing to reclaim the Trust’s net interest in all wells and facilities. The Trust has estimated the net present value of its asset retirement obligations to be $231.1 million as at March 31, 2010 (December 31, 2009 - $237.1 million) based on a total undiscounted future liability after inflation adjustment of $820.0 million (December 31, 2009 - $857.2 million).

The following table reconciles the change in the Trust’s asset retirement obligations:

	Mar 31, 2010	Dec 31, 2009
Carrying amount, beginning of period	$237,110	$265,101
Increase in liabilities in the period	510	10,173
Disposition of liabilities in the period	-	(10,139)
Change in estimate	-	(24,456)
Accretion expense	4,661	20,255
Foreign exchange	(11,209)	(23,824)
Carrying amount, end of period	$231,072	$237,110

The Trust has set aside funds for the future payment of its estimated asset retirement obligations. The Trust’s reclamation fund investments consist of:

	Mar 31, 2010	Dec 31, 2009
Cash and short term investments, at fair value	$19,538	$22,028
Equity and debt securities, at fair value	46,439	46,975
Total reclamation fund assets	$65,977	$69,003

A portion of the cash and short term investments as well as all of the equity and debt securities which comprise the reclamation fund are professionally managed by third parties.

3.	LONG-TERM DEBT

As at March 31, 2010, the Trust had syndicated credit facilities allowing for maximum borrowings of $675 million comprised of a revolving facility and an acquisition facility. The revolving period under the revolving credit facility is expected to expire in June 2010 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. The acquisition facility is a non-revolving, non-extendible facility permitting maximum borrowings of $100 million and is expected to mature in June 2010. Various borrowing options are available under the facilities including prime rate based advances and bankers’ acceptance loans.

The credit facilities are secured by various fixed and floating charges against subsidiaries of the Trust. Under the terms of the revolving credit facility, the Trust must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0. Borrowings under the acquisition facility are subject to certain conditions including unanimous approval of all banks in the syndicate.

The amount available to the Trust under these facilities is reduced by outstanding letters of credit associated with the Trust’s operations totalling $5.3 million as at March 31, 2010. Through March 31, 2010, the Trust had not drawn on the acquisition facility.

4.	UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

	Number of Units	Amount
Trust Units
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2008	70,212,769	$444,353
Issued on conversion of exchangeable shares (Note 5)	132,569	4,048
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	945,982	2,817
Transfer from contributed surplus for unit based awards	-	16,846
Trust units issued for bonus plan	23,790	635
Unit-settled distributions on vested unit based awards	116,918	2,862
Unit issuance	8,091,000	240,106
Balance as at December 31, 2009	79,523,028	$711,667
Distribution reinvestment plan	229,882	7,380
Issued on conversion of exchangeable shares (Note 5)	4,547	149
Issuance of units on vesting of trust unit award plan grants	513,179	-
Transfer from contributed surplus for unit based awards	-	16,219
Trust units issued for bonus plan	28,624	1,008
Unit-settled distributions on vested unit based awards	110,573	3,828
Balance as at March 31, 2010	80,409,833	$740,251

	Mar 31, 2010	Dec 31, 2009
Contributed Surplus
Opening balance	$30,413	$29,698
Unit compensation expense (excluding bonus plan)	4,299	17,561
Transfer to unitholders’ capital for unit based awards	(16,219)	(16,846)
Ending balance	$18,493	$30,413

Cash distributions declared to unitholders for the three months ended March 31, 2010 were $45.5 million (2009 - $40.2 million). Distributions are determined by the Board of Directors in accordance with the Trust Indenture and are paid monthly.

In December 2009, Vermilion reinstated its distribution reinvestment plan beginning with the January 15, 2010 distribution. The plan allows eligible holders of trust units to purchase additional trust units at a 5% discount to market by reinvesting their cash distributions. The plan had previously been suspended in May 2008.

5.	NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The following table summarizes the change in the outstanding exchangeable share balance:

	Mar 31, 2010	Dec 31, 2009
Exchangeable Shares
Opening number of exchangeable shares	4,009,253	4,085,605
Exchanged for trust units	(2,500)	(76,352)
Ending balance	4,006,753	4,009,253
Ending exchange ratio	1.83134	1.80065
Trust units issuable upon conversion	7,337,727	7,219,261

The following table summarizes the changes in the non-controlling interest as presented on the consolidated balance sheets:

	Mar 31, 2010	Dec 31, 2009
Non-controlling interest, beginning of period	$100,824	$84,523
Reduction of book value for conversion to trust units	(64)	(1,676)
Current period net earnings attributable to non-controlling interest	3,883	17,977
Non-controlling interest, end of period	$104,643	$100,824
6.	UNIT COMPENSATION PLANS

Trust Unit Award Incentive Plan

The following table summarizes information about the Trust Unit Award Incentive Plan:

Number of Awards
Balance as at December 31, 2009	1,417,314
Granted	-
Vested	(405,436)
Forfeited	(1,285)
Balance as at March 31, 2010	1,010,593

Compensation expense of $4.3 million has been recorded for the three month period ended March 31, 2010 (2009 - $3.7 million) related to the Trust Unit Award Incentive Plan.

Phantom Award Incentive Plan

Compensation expense for this cash settled plan of $0.6 million has been recorded as general and administration expense during the three month period ended March 31, 2010 (2009 - $0.2 million).

7.	PER UNIT AMOUNTS

Basic and diluted net earnings per trust unit have been determined based on the following:

	Three Months Ended
	Mar 31, 2010	Mar 31, 2009
Net earnings	$42,508	$19,884
Non-controlling interest - exchangeable shares	3,883	1,934
Net earnings for diluted net earnings per trust unit calculation	$46,391	$21,818

Basic weighted average trust units outstanding	79,710,068	70,484,995
Dilutive impact of trust units issuable on conversion of exchangeable shares	7,338,930	6,945,161
Dilutive impact of unit rights incentive and trust unit award plans	802,117	805,357
Diluted weighted average trust units outstanding	87,851,115	78,235,513

Basic net earnings per trust unit has been calculated based on net earnings divided by the basic weighted average trust units outstanding. Earnings attributable to the non-controlling interest related to the exchangeable shares are added back to net earnings in calculating diluted net earnings per trust unit. All outstanding potential units related to incentive plans were dilutive and therefore have been included in the calculation of the diluted trust units for all periods presented.

8.	DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. All transactions of this nature entered into by the Trust are related to an underlying financial position or to future petroleum and natural gas production. The Trust does not use derivative financial instruments for speculative purposes. The Trust has elected to not designate any of its price risk management activities as accounting hedges and thus accounts for changes to fair value in net earnings for the period. During the normal course of business, the Trust enters into fixed price arrangements to sell a portion of its production. The Trust has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sales exemption. The Trust does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

The following table summarizes the Trust’s outstanding financial derivative positions as at March 31, 2010.

Risk Management: Oil	Funded Cost	bbls/d	US $/bbl
Collar - WTI
April 2010 - October 2010	US $0.00/bbl	750	$ 72.00 - $ 95.00
2010	US $0.00/bbl	750	$ 72.00 - $ 95.00
2010	US $0.00/bbl	1,500	$ 70.00 - $ 97.80
2010	US $1.00/bbl	1,500	$ 72.00 - $ 99.00
2010	US $1.00/bbl	1,500	$ 72.00 - $100.65
2010	US $1.50/bbl	750	$ 70.00 - $ 97.40
2010	US $1.50/bbl	750	$ 69.00 - $ 90.15
Call Spread - BRENT
2010	US $4.94/bbl	1,100	$ 65.00 - $ 85.00
2011	US $6.08/bbl	960	$ 65.00 - $ 85.00
2010	US $5.64/bbl	700	$ 65.00 - $ 85.00
2011	US $5.15/bbl	600	$ 65.00 - $ 85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	$/GJ
SWAP - AECO
April 2010 - October 2010	$0.00/GJ	5,000	$ 5.28
April 2010 - October 2010	$0.00/GJ	5,000	$ 5.30
January 2010 - October 2011	$0.00/GJ	700	$ 5.13
Put - AECO
April 2010 - October 2010	$0.35/GJ	10,000	$ 4.50

The following table reconciles the change in the fair value of the Trust’s derivative contracts:

	Mar 31, 2010	Dec 31, 2009
Fair value of contracts, beginning of period	$14,341	$15,204
Opening unrealized (gain) on contracts settled during the period	(1,397)	(11,959)
Realized gain on contracts settled during the period	1,218	5,389
Unrealized gain during the period on contracts outstanding at the end of the period	5,388	11,096
Net (receipt from) counterparties on contract settlements during the period	(1,218)	(5,389)
Fair value of contracts, end of period	18,332	14,341
Comprised of:
Current derivative asset	13,657	8,217
Current derivative liability	(1,706)	(1,772)
Non-current derivative asset	6,381	7,896
Fair value of contracts, end of period	$18,332	$14,341

The (gain) on derivative instruments for the periods is comprised of the following:

	Three Months Ended
	Mar 31, 2010	Mar 31, 2009
Realized (gain) on contracts settled during the period	$(1,218)	$(2,210)
Opening unrealized gain on contracts settled during the period	1,397	2,990
Unrealized (gain) during the period on contracts outstanding at the end of the period	(5,388)	(1,208)
(Gain) on derivative instruments for the period	$(5,209)	$(428)
9.	SEGMENTED INFORMATION

	Three Months Ended
	Mar 31, 2010	Mar 31, 2009
Petroleum and natural gas revenue
Canada	$47,928	$38,944
France	56,269	36,795
Netherlands	12,303	25,866
Australia	53,081	44,631
Ireland	-	-
	$169,581	$146,236
Net earnings (loss)
Canada	$256	$(11,039)
France	26,869	6,153
Netherlands	4,057	11,462
Australia	7,644	13,308
Ireland	3,682	-
	$42,508	$19,884
Capital expenditures
Canada	$87,689	$20,044
France	13,927	21,871
Netherlands	3,409	1,069
Australia	1,895	1,980
Ireland	15,873	-
	$122,793	$44,964

	Mar 31, 2010	Dec 31, 2009
Total assets
Canada	$843,095	$711,435
France	550,372	575,426
Netherlands	129,134	180,803
Australia	223,947	250,780
Ireland	377,687	366,232
	$2,124,235	$2,084,676

10.	COMPONENTS OF CASH AND CASH EQUIVALENTS

Cash and cash equivalents as at March 31, 2010 and December 31, 2009 was comprised solely of monies on deposit with banks.

11.	CAPITAL DISCLOSURES

The Trust’s manner of managing capital has not changed from the prior year. The following table calculates the Trust’s ratio of net debt to annualized fund flows from operations (both non-GAAP measures) for the three month periods ended March 31, 2010 and 2009:

	Three Months Ended
	Mar 31, 2010	Mar 31, 2009
Long-term debt	$205,277	$168,255
Current liabilities	217,060	205,188
Current assets	(221,360)	(140,832)
Net debt [1]	$200,977	$232,611
Cash flows from operating activities	$80,237	$54,684
Changes in non-cash operating working capital	(1,876)	11,075
Asset retirement costs incurred	-	2,651
Fund flows from operations	$78,361	$68,410
Annualized fund flows from operations [2]	313,444	273,640
Ratio of net debt to annualized fund flows from operations ([1]/[2]) 0.9	0.6	0.9

For the three months ended March 31, 2010, the ratio of net debt to annualized fund flows from operations was 0.6 which reflects the Trust’s 2009 sale of its investment in Verenex Energy Inc. and the equity offering which closed in the fourth quarter of 2009. As a result of expected capital spending associated with the Corrib project, the Trust expects that its ratio of net debt to fund flows from operations will increase until first gas in achieved on the Corrib project.

In relation to its long-term debt, the Trust is subject to a debt to EBITDA ratio test (where debt is defined as long-term debt as presented on the consolidated balance sheet and EBITDA is defined as earnings before interest, income taxes, depreciation, amortization and other certain non-cash items). During the periods covered by these financial statements, the Trust continued to comply with this externally imposed capital requirement.

12.	FINANCIAL INSTRUMENTS

Fair Values of Financial Instruments

Cash, short-term investments, derivative assets and liabilities, the reclamation fund and long-term investments are recorded at fair value which is determined with reference to published price quotations in active markets or accepted pricing models which are adjusted for credit risk. The carrying value of accounts receivable, accounts payable and distributions payable approximates fair value due to the short maturities of these instruments. The carrying value of long-term debt approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

Summarized Quantitative Data Associated with the Risks Arising from Financial Instruments

Credit risk:

As at March 31, 2010 Vermilion’s maximum exposure to receivable credit risk was $142.9 million which is the aggregate value of receivables and derivative assets at the balance sheet date. Vermilion’s receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings, Vermilion has satisfactorily reviewed the counterparty for creditworthiness as appropriate.

As at the balance sheet date the amount of financial assets that were past due or impaired was not material.

Liquidity risk:

The following table summarizes Vermilion’s undiscounted financial liabilities and their contractual maturities as at March 31, 2010 and December 31, 2009:

Due in (from balance sheet date)	Not later than one month	Later than one month and not later than three months	Later than three months and not later than one year	Later than one year and not later than five years
March 31, 2010: Non-derivative financial liabilities	67,085	123,977	11,559	343,606
December 31, 2009: Non-derivative financial liabilities	117,911	84,911	9,920	302,691

The Trust’s derivative liabilities settle on a monthly basis.

Market risk:

The Trust is exposed to currency risk related to changes in foreign currency denominated financial instruments, commodity price risk related to outstanding derivative positions, interest rate risk related to its long-term debt and investments in debt securities and equity price risk related to investments in equity securities. The following table summarizes what the impact on net earnings before tax would be for the three month periods ended March 31, 2010 and 2009 given changes in the relevant risk variables that the Trust considers were reasonably possible at the balance sheet date. The impact on net earnings before tax associated with changes in these risk variables for liabilities that are not considered financial instruments is excluded from this analysis. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Three months ended March 31, 2010:

Risk	Description of change in risk variable	Effect on net earnings before tax increase (decrease)
Currency risk – Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on March 31, 2010.	$(1,215)
	Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on March 31, 2010.	$1,215
Currency risk – US$ to Canadian	Increase in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on March 31, 2010.	$(394)
	Decrease in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on March 31, 2010.	$394
Currency risk – AUD$ to Canadian	Increase in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on March 31, 2010.	$(532)
	Decrease in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on March 31, 2010.	$532
Commodity price risk	Increase in relevant oil reference price at March 31, 2010 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions.	$1,444
	Decrease in relevant oil reference price at March 31, 2010 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions.	$(2,022)

Three months ended March 31, 2009:

Risk	Description of change in risk variable	Effect on net earnings before tax increase (decrease)
Currency risk – Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 10% over the relevant closing rates on March 31, 2009.	$(2,470)
	Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on March 31, 2009.	$1,235
Currency risk – US$ to Canadian	Increase in strength of the Canadian dollar against the US$ by 10% over the relevant closing rates on March 31, 2009.	$(3,369)
	Decrease in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on March 31, 2009.	$1,685
Currency risk – AUD$ to Canadian	Increase in strength of the Canadian dollar against the AUD$ by 10% over the relevant closing rates on March 31, 2009.	$(702)
	Decrease in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on March 31, 2009.	$351
Commodity price risk	Increase in relevant oil reference price at March 31, 2009 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions.	$2,338
	Decrease in relevant oil reference price at March 31, 2009 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions.	$(2,257)

Reasonably possible changes in the relevant variables associated with interest rate risk and equity price risk would not have had a material impact on net earnings for the period ended March 31, 2010 or 2009.

13.	ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

On February 13, 2008, the Accounting Standards Board (“AcSB”) confirmed that the transition date to IFRS from Canadian GAAP will be January 1, 2011 for publicly accountable enterprises such as Vermilion.

In January 2009, the CICA issued Section 1582 – “Business Combinations”, Section 1601– “Consolidated Financial Statements” and Section 1602 – “Non-controlling Interests”. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners, members or participants. Finally, acquisition costs are not part of the consideration and, with the exception of trust unit issue costs, acquisition-related costs are to be expensed when incurred. Vermilion is currently assessing the potential impact and whether or not it will elect to adopt these standards in advance of the transition to IFRS.

CONTACT:
Vermilion Energy Trust
Lorenzo Donadeo, President & CEO
Curtis W. Hicks, C.A., Executive VP & CFO
or
Paul Beique, Vice President Capital Markets
Tel: 403-269-4884
Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com